evotec

#RESEARCHNEVERSTOPS

NEWS RELEASE, 23 APRIL 2024

EVOTEC SE APPOINTS DR CHRISTIAN WOJCZEWSKI AS CHIEF EXECUTIVE OFFICER

Hamburg, Germany, 23 April 2024:
The Supervisory Board of Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) has appointed Dr Christian Wojczewski as the Company's new Chief Executive Officer ("CEO"), effective 01 July 2024. The election was unanimous and is the result of an extensive selection process that began in January.

Dr Mario Polywka, who has led Evotec as Interim CEO since 03 January 2024, will retire from his position at the end of June and will also not seek re-election for his dormant Supervisory Board mandate, which expires with the 2024 Annual General Meeting.

Dr Christian Wojczewski holds a degree in chemistry and has over 20 years of experience in various management positions, most recently as CEO of Mediq and at Linde Healthcare. With his appointment, Evotec gains an experienced CEO from the healthcare industry with extraordinary success in the transformation of companies.

Prof. Dr Iris Löw-Friedrich, Chairperson of Evotec's Supervisory Board, stated: "Dr Wojczewski is the ideal candidate to become the next CEO of Evotec. His impressive track record in building and leading large, high-performing life science organisations will be a perfect match for Evotec's already very strong scientific teams. With his deep operational and transformational expertise, Dr Wojczewski brings all the skills and experience needed to adapt and shape Evotec's strategy going forward and we wish him all the best for a successful start. On behalf of all members of the Supervisory Board, I also express my sincere and heartfelt gratitude to Mario for taking charge of the Company in a challenging time – as well as for his continued leadership and for his support in the selection process."

Dr Christian Wojczewski, Evotec's designated Chief Executive Officer, said: "I am delighted to join Evotec SE as its new CEO, and I look forward to leading the Company into the next phase of its evolution. Evotec is a leader in offering end-to-end R&D services and solutions to the life sciences industry. Evotec's main success drivers are its best-in-class drug discovery and development platforms and the quality

and expertise of its dedicated people. Together with the great people at Evotec and our partners we will continue to drive full speed for Medicines that Matter."

Dr Mario Polywka, Evotec's Interim Chief Executive Officer, added:
"Dr Christian Wojczewski is an experienced healthcare industry executive with a long track record of establishing high performance teams, critical top and bottom-line focus, and strong customer orientation. I have full confidence in his ability to lead Evotec and its smart people into a bright future."

About Dr Christian Wojczewski
Dr Christian Wojczewski (52) holds a diploma and a doctorate in chemistry from the Johann Wolfgang Goethe University in Frankfurt am Main. From 2000, he worked as a manager at McKinsey for companies in the pharmaceutical, biotech and chemical industries in Europe and the USA. In 2005, he joined Linde, the global market leader for medical and industrial gases. After various roles within the company, Wojczewski took over as Head of Group Strategy in 2007. During this time, he was responsible, among other things, for the integration of both companies, the transformation into a high-performance organisation and the strategic realignment of the Linde Group following the acquisition of BOC. After 2010, Wojczewski took over the management of Linde Healthcare, one of the Group's key growth drivers. During this time, Linde Healthcare developed into the global market leader for medical gases and services for patients with chronic respiratory diseases. Under his leadership, sales in a total of 60 countries tripled to more than € 3 bn with leading EBITDA margins within the group. In 2017, Wojczewski joined Mediq in the Netherlands, a European leader in medical devices and related services. As group CEO, he led the strategic review of the portfolio, strengthened critical operating systems while streamlining business processes, and reinforced a high-performance culture throughout the organisation. Through a realignment and transformation, Mediq under Wojczewski's leadership achieved an impressive turnaround with strong EBITDA recovery and towards profitable growth. Most recently, Wojczewski has served as a senior advisor to investors and biotech companies.

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these

areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.